Filed pursuant to Rule 424(b)(3)

File No. 333-152543

This pricing supplement relates to an effective registration statement under the Securities Act of 1933, but it is not complete and may be changed. This pricing supplement and the accompanying prospectus and prospectus supplement are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 28, 2011

PRICING SUPPLEMENT No. 7 dated                     , 2011

(To prospectus dated July 25, 2008 and

prospectus supplement dated April 27, 2009)

BB&T CORPORATION

Medium-Term Notes, Series A (Senior)

Medium-Term Notes, Series B (Subordinated)

This pricing supplement supplements the terms and conditions in the prospectus, dated July 25, 2008, as supplemented by the prospectus supplement, dated April 27, 2009 (the “prospectus supplement” and together with the prospectus, dated July 25, 2008, and with all documents incorporated herein by reference, the “prospectus”). Unless otherwise defined in this pricing supplement, terms used herein have the same meanings as are given to them in the prospectus.

CUSIP No.:	Issue Price (Dollar Amount and Percentage of Principal Amount):
Series:	Amount: $ / %
☒ Series A (Senior)	Net Proceeds to the Company: $
☐ Series B (Subordinated)
Interest Rate/Initial Interest Rate: %
Form of Note:	Interest Payment Dates: March and September of each year, commencing September , 2011
☒ Book-Entry
☐ Certificated	Regular Record Dates: February and August
Principal Amount: $	Interest Determination Dates:
Trade Date:	Interest Reset Dates:
Original Issue Date:	Index Source:
Maturity Date:	Index Maturity:
Redemption Date:	Spread:
Base Rate (and, if applicable, related Interest Periods):
☒ Fixed Rate Note	Spread Multiplier:
☐ Commercial Paper Rate Note	Maximum Interest Rate:
☐ Federal Funds Rate Note
☐ Federal Funds (Effective) Rate	Day Count: 30/360
☐ Federal Funds Open Rate
☐ Federal Funds Target Rate	Minimum Interest Rate:
☐ LIBOR Note
☐ EURIBOR Note	For Original Issue Discount Notes:
☐ Prime Rate Note
☐ CD Rate Note	Original Issue Discount:
☐ Treasury Rate Note
☐ CMT Rate Note	Yield to maturity:
☐ Reuters Page FRBCMT
☐ Reuters Page FEDCMT	Original Issue Discount Notes:
☐ One-Week ☐ One-Month	☐ Subject to special provisions set forth therein with respect to the principal amount thereof payable upon any redemption or acceleration of the maturity thereof.
☐ Other Base Rate (as described below)
☐ Zero Coupon Note	☐ For Federal income tax purposes only.
☒ Underwritten Basis
☐ Agent Basis Authorized Denomination: $2,000, or any amount in excess of $2,000 which is an integral multiple of $1,000	Redemption Terms: Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the notes (par), plus accrued and unpaid interest thereon to the date of redemption. We shall provide 10 to 60 calendar days notice of redemption to the registered holder of the notes.

The notes are unsecured and will rank equally with our other unsecured and unsubordinated debt obligations.

The notes are not deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in the notes involves risk. See “Risk Factors” beginning on page S-1 of the prospectus supplement and on page 4 of our Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated herein by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement, the attached prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriters’ Commissions or Discounts		Proceeds to Us
Per Note(1)%			%	%
Total	$	$		$

(1)	Plus accrued interest, if any, from , 2011, if settlement occurs after that date.

We expect to deliver the notes to investors through the book-entry delivery system of The Depository Trust Company and its direct participants on or about                     , 2011.

Joint Book-Running Managers

BB&T Capital Markets	Deutsche Bank Securities

                    , 2011

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the notes for general corporate purposes, which may include the acquisition of other companies, repurchasing outstanding shares of our common stock, repayment of maturing obligations and refinancing of outstanding indebtedness and extending credit to, or funding investments in, our subsidiaries. The precise amounts and timing of our use of the net proceeds will depend upon our and our subsidiaries’ funding requirements and the availability of other funds. Pending our use of the net proceeds from the sale of the notes as described above, we will use the net proceeds to reduce our short-term indebtedness or for temporary investments.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The consolidated ratios of earnings to fixed charges for us and our subsidiaries for the periods indicated below were as follows:

	For the Years Ended December 31,
	2010	2009	2008	2007	2006
Earnings to Fixed Charges:
Including interest on deposits:	1.50x	1.40x	1.67x	1.63x	1.76x
Excluding interest on deposits:	1.99x	1.92x	2.77x	2.77x	3.25x

For purposes of computing these ratios, earnings represent income from continuing operations before extraordinary items and cumulative effects of changes in accounting principles plus income taxes and fixed charges (excluding capitalized interest and dividends on the 3,133.64 shares of our Fixed Rate Cumulative Perpetual Preferred Stock, Series C, $1,000,000 liquidation preference per share (“Series C Preferred Stock”) issued to the U.S. Department of the Treasury as part of the Troubled Asset Relief Program—Capital Purchase Program, which we repurchased on June 17, 2009) less earnings attributable to noncontrolling interest. Fixed charges, excluding interest on deposits, represent interest (other than on deposits, but including capitalized interest), one-third of rents (the proportion representative of the interest factor), dividends on our Series C Preferred Stock and all amortization of debt issuance costs. Fixed charges, including interest on deposits, represent all interest, one-third of rents (the proportion representative of the interest factor), dividends on our Series C Preferred Stock and all amortization of debt issuance costs.

As of the date of this pricing supplement, we have no preferred stock outstanding.

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

We have entered into a syndicated underwriting agreement, dated as of             , 2011, which we refer to herein as the “terms agreement,” with the underwriters named below. Subject to the terms and conditions set forth in the terms agreement, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase, the principal amount of notes set forth opposite their respective names below:

Underwriter	Principal Amount of Notes
BB&T Capital Markets, a division of Scott & Stringfellow, LLC	$
Deutsche Bank Securities Inc.

Total	$

We have been advised by the underwriters that they propose initially to offer the notes to the public at the public offering price set forth on page one of this pricing supplement, and may offer the notes to certain dealers at the public offering price less a concession not in excess of             % of the principal amount of the notes. The

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underwriters may allow, and the dealers may reallow, a concession to certain other dealers not in excess of             % of the principal amount of notes. After the initial public offering, the public offering price may be changed from time to time.

The notes are a new issue of securities with no established trading market. The underwriters have advised us that they intend to make a market in the notes, as applicable laws and regulations permit, but the underwriters are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of any trading market for these notes.

The terms agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all the notes if any are purchased.

To facilitate the offering of these notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of these notes. Specifically, the underwriters may overallot in connection with any offering of these notes, creating a short position in these notes for their own accounts. In addition, to cover overallotments or to stabilize the price of these notes, the underwriters may bid for, and purchase, these notes in the open market. Finally, in any offering through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing these notes in the offering if the syndicate repurchases previously distributed notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of these notes above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments made in respect of those liabilities. We have also agreed to reimburse the underwriters for specified expenses.

We estimate that the total offering expenses for the notes, excluding the underwriters’ discounts, will be approximately $            .

In the course of their business, the underwriters and certain of their affiliates have engaged and may in the future engage in commercial banking and/or investment banking transactions with us and with our affiliates. The underwriters and their affiliates may also be customers of, engage in transactions with and perform services for us, including our subsidiaries, in the ordinary course of business. They have received and may continue to receive customary fees and commissions for these transactions.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, as defined below (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes which are the subject of the offering contemplated by this pricing supplement to the public in that Relevant Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters; or

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(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of notes shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and warranted that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the offer of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Hong Kong

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the Laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Japan

The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (as amended, the “FIEL”). The notes may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan or Japanese corporation, except in accordance with the provisions of, or pursuant to an exemption available under, the applicable laws and regulations of Japan including the FIEL. For the purpose hereof, “resident of Japan” means an individual whose address is in Japan, and “Japanese corporation” means a legal entity organized under the laws of Japan.

Conflicts of Interest

Because BB&T Capital Markets, a division of Scott & Stringfellow, LLC, our affiliate, is a participating joint book-running manager, this offering is being conducted in compliance with FINRA Rule 5121, as administered by FINRA. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated Baa or better by Moody’s rating service or BBB or better by Standard & Poor’s rating service or rated in a comparable category by another rating service acceptable to FINRA.

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